RENEWAL ANNUAL INFORMATION FORM

FOR THE YEAR ENDED AUGUST 31, 2005

November 29, 2005

Toronto Office – Suite 407 – 124 Merton Street, Toronto, ON, M4S 2Z2  Tel: 416-487-0377 Fax: 416-487-6141

Los Angeles Office – Suite 14, 228 Main Street, Venice, CA, 90291  Tel: 310-450-1711 Fax: 310-581-8040

Vancouver Office - 2nd Floor, 1710 Columbia Street, Vancouver, BC, V5Y 3C6 Tel: 604-681-9308 Fax: 604-688-3977

London Sales Office – 102 Dean Street, London, UK W1D 3TQ Tel: 44 (0)20 7439 8008 Fax: 44 (0)20 7439 8228

PEACE ARCH ENTERTAINMENT GROUP INC.

RENEWAL ANNUAL INFORMATION FORM

(NI 51-102F2)

DOCUMENTS INCORPORATED BY REFERENCE

a)

Peace Arch Entertainment Group Inc.’s Management’s Discussion and Analysis of Financial Condition and Results of Operations (the “MD&A”) and the audited consolidated balance sheets as at August 31, 2005 and August 31, 2004 and the audited statements of earnings and retained earnings and cash flow for the years ended August 31, 2005, 2004 and 2003 (the “Financial Statements”); and

b)

Information Circular dated July 22, 2005 (the “Information Circular”) prepared in connection with the solicitation of proxies for the Special Meeting of shareholders of Peace Arch Entertainment Group Inc. held on August 24, 2005;

The above referenced documents have been previously SEDAR filed and may be accessed at www.sedar.com.

The MD&A and the Financial Statements, in their entirety, are incorporated by reference in, and form part of, this Annual Information Form.  Specific portions of the Information Circular are incorporated by express reference in, and form part of, this Annual Information Form.  Those portions of the Information Circular not so incorporated by express reference do not form part of this Annual Information Form.

All financial references are in Canadian dollars.

FORWARD LOOKING STATEMENTS

Certain statements in this Annual Information Form and in certain documents incorporated by reference in this Annual Information Form constitute “forward-looking statements”.  Forward looking statements generally can be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate” or “believe” or the negative thereof, or variations thereon or similar terminology.  Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.  Forward-looking statements involve unknown and uncertain risks, uncertainties and other factors, which may cause the actual results to differ materially from any future results expressed or implied by such forward-looking statements.  Peace Arch Entertainment Group Inc. undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof, or to reflect the occurrence of unanticipated events, except where required by law.

ITEM 2.

CORPORATE STRUCTURE

Peace Arch Entertainment Group Inc. (“PAE”, the “Company”, “we” or “our”) was incorporated as Vidatron Enterprises Ltd. on October 22, 1986 under the Company Act (British Columbia). On September 1, 2004, the Company was continued under the Business Corporations Act (Ontario) (“OBCA”).

By special resolution dated August 24, 2005, the Company was authorized by the shareholders to amend the articles of the Company, the text of which special resolution is attached as Appendix A to the Information Circular.

By special resolution dated August 24, 2005, the Company was authorized by the shareholders to reduce the Company’s stated capital account for the Common Shares by the amount of up to $29,706,623, or such lesser amount as may be determined by the directors, the text of which special resolution is attached as Appendix B to the Information Circular.

The Company’s head and registered office is located at Suite 407, 124 Merton Street, Toronto, Ontario M4S 2Z2.

The Company operates through five business groups each separately incorporated:

•

Peace Arch Entertainment Group Inc., corporate and head office is based in Toronto and focuses on the production management of feature films, Canadian TV sales and the administration and collection of Canadian and international film tax incentives.

•

Peace Arch LA, Inc., based at 228 Main Street, Ste. 14, Venice CA 90291, was incorporated on May 11, 2004 under the laws of California to focus on the packaging, financing and executive production of feature films and the licensing of those films in the United States.

•

Peace Arch Films Ltd., based at 102 Dean Street, London UK WID 3TQ, was incorporated on February 28, 2003 under the laws of England and Wales, UK, focuses on the international distribution of the Company’s packaged and financed feature films and acquired third party product.

•

The Eyes Project Development Corp., based at 1710 Columbia Street, 2nd Floor, Vancouver BC V5Y 4A1, was incorporated on March 15, 2001 under the laws of British Columbia, develops and produces television series and documentary programming directed primarily to North American audiences that are reformatted to serve the international marketplace. The Company’s television programs are currently distributed by a third party internationally (ex. North America).

•

Peace Arch Television Ltd., based at 124 Merton Street, Ste. 407, Toronto, ON M4S 2Z2, was incorporated on August 23, 2004 under the laws of Ontario, is involved in television program distribution and home video & DVD sales.  Peace Arch Television distributes the programs that PAE currently controls the rights to and secures rights from third-party suppliers and sells those rights to broadcasters and home video & DVD sellers.

The following is a list as at August 31, 2005 of the principal subsidiaries of the Company, the jurisdiction of incorporation of each subsidiary and the percentage of voting securities beneficially owned or over which control or direction is exercised by the Company.

Subsidiary	Jurisdiction	Percentage of Voting Securities Held/Controlled

Peace Arch Films Ltd.	England and Wales, U.K.	100%
Peace Arch Motion Pictures Inc.	Ontario, Canada	100%
Peace Arch Television Ltd.	Ontario, Canada	100%
Peace Arch LA, Inc.	Los Angeles, California	100%
Peace Arch Project Development Corp.	Vancouver, British Columbia	100%
GFT Action Films Inc.	Ontario, Canada	100%
GFT Beast Films Inc.	Ontario, Canada	100%
GFT Keeper Films Inc.	Ontario, Canada	100%
GFT Shepherd Films Inc.	Ontario, Canada	100%
GFT Our Fathers Films Inc.	Ontario, Canada	100%
SUN/GFT Flies Films Inc.	Saskatchewan, Canada	50% (1)

(1)

The Company owns 50% of the Common Shares of SUN/GFT Flies Films Inc., and exercises voting control over the remaining 50% of the Common Shares.

ITEM 3.

GENERAL DEVELOPMENT OF THE BUSINESS

Peace Arch Entertainment Group Inc. is a vertically integrated media company that finances, packages and distributes, worldwide, high quality motion pictures and television programming.  Prior to 2003, the company had 200+ hours of filmed entertainment.  See “Item 4. Description of the Business” below.  Since 2003, Peace Arch has built a library of 18 feature films, 60 television episodes and three documentaries.

Three Year History

On January 20, 2003, the Company began a reorganization of its operations and its debt through a debt restructuring agreement with Fremantle and a release reconstitution agreement with Comerica.

Debt Restructuring

Effective January 30, 2003, the Company and Fremantle agreed to restructure the remaining $7,580,000 of the term loan due to Fremantle. Fremantle agreed that the revised source of debt repayments and security would be restricted to the business assets and undertakings of the Company as they existed immediately prior to the Asset Acquisition (collectively, the pre-existing assets). The new debt had no fixed repayment dates. Interest, which continued to accrue at 10% per annum, and principal were payable from the income streams of the pre-existing assets, subject to priority interests. The revised terms also excluded a previous right of prepayment by the Company of all outstanding amounts.

Pursuant to the Debt Repayment Agreement dated January 30, 2003, the Company also agreed that if any amount of the Fremantle debt, including unpaid interest, remains outstanding as of December 31, 2004, Fremantle will, for a period of 90 days, have the right to convert such unpaid amount to Common Shares in the capital of the Company at the lesser of either (a) $5.00 per share or (b) the average trading close price of the shares for the 30 days prior to December 31, 2004, provided that in no event shall the conversion price be less than $3.00 per share.

On April 4, 2005, Fremantle agreed to convert its $8,793,375 note plus interest in the company for 2,931,125 shares of Peace Arch common stock.

Release and Reconstitution of Loan Guarantee

During the year ended August 31, 2001, the Company guaranteed a loan due to Comerica Bank-California (“Comerica”) to a maximum of US$2,075,000 on behalf of a co-production partner. During the year ended August 31, 2002, the co-production partner defaulted on its loan payments. As at August 31, 2002, the amount of the outstanding related debt was US$1,075,000 and the Company recognized its obligation as debt and a receivable due from the co-producer.

During the year ended August 31, 2003, the Company entered into a Release and Reconstitution Agreement with Comerica which restructured the terms of the loan guarantee. Repayment of the loan is restricted to the ultimate proceeds of specific exploitation rights secured under the original loan agreement and, subject to Fremantle’s priority interests to the pre-existing assets.

If any amount of the Comerica liability remains outstanding as of December 31, 2005, Comerica will, for a period of 90 days, have the right to convert such unpaid amount to Common Shares in the capital of the Company at a deemed price of $5.00 per share.

Pursuant to the conversion instrument, 336,000 Common Shares, which represent the number of shares that could be issued for the obligation of US$1,075,000, had previously been reserved for issuance.

The shares have been considered to be issued in escrow or in trust to settle the Company’s obligation.

Historically, we derived the bulk of our revenues from production service arrangements with third parties whereby we were retained to produce a video program, film or television programming for a fee.

We commenced a shift in our business from production services arrangements to concentrate on the acquisition of proprietary motion pictures and television programming.  Our principal motivation for expanding sales into this business was that we believe it offers us greater potential for growth and the ability to create and expand our library of programming thereby generating long term value.

In January 2003, we began to diversify the business into the financing, production and distribution of feature films.  We entered into a series of agreements and acquired a portfolio of assets which included an interest in five feature films of Toronto based Greenlight Film and Television Inc.    Following that acquisition, our business model now focuses on financing and distributing feature films with larger budgets between $4.0 million and $25.0 million, designed for the theatrical, television and DVD markets.

Through the series of transactions involving one of our subsidiaries as described in “Significant Acquisitions and Dispositions” below, and as a result of our settlement of the Fremantle debt we have obtained the benefits to the library that had previously been secured against the Fremantle debt.

On August 1, 2005, we completed an arm's length private placement of 4,347,827 Preference Share Units of the Company for US$2 million with a group of private investors including entertainment industry leaders Jeff Sagansky, Kerry McCluggage and Drew Craig. All three are highly respected in the industry with contacts, experience, and expertise that will help Peace Arch reach its goals.

With the addition of the above industry leaders raising awareness of our business, we hired several prominent and experienced key executives providing the necessary expertise for the Company to execute on its growth plans.

Recently, we have further focused on financing and distribution of product while moving away from traditional production activities. In terms of production activities, we are involved in arranging the financing and packaging of product and supervision of use of proceeds. This strategy allows us to acquire distribution rights to new programming to feed into our distribution pipeline.

Distribution Activities

Peace Arch has shifted its focus to distribution activities of its various titles. PAE markets and distributes proprietary film and television programming under arrangements with worldwide distributors and agents. Early in fiscal 2003, the Company established an international markets sales agency in London, UK, through which the Company now increasingly manages licensing of Peace Arch’s feature film and television programming. The Company also markets and distributes programs directly to existing pay and free television, home video and other markets. PAE typically directly distributes programming in North America. The Company believes that representing their own product assures meaningful control over the manner of presentation as well as providing invaluable input as to market perceptions at the packaging and development phase of programming.

Project Activities

At present, the Company is supporting the packaging, financing and project supervision of an ongoing slate of genre “Scare” feature films; has arranged financing, casting arrangements for a theatrical film in production in New York; and is actively involved in the pre-production legal, administrative and executive work associated with a further two theatrical features, two cable films, four additional genre titles and a dramatic series with Showtime Networks.  For documentary and lifestyle productions the production team is smaller and many functions are performed using in-house resources.

Geographic Diversity of Revenue Streams

Over the past three years, an average of approximately 34% of Peace Arch’s revenue was generated outside of North America. The recent additions to Peace Arch’s sales force will generate revenue growth in all geographical markets.  The revenues generated in Europe and other markets decreased in 2005 due to having larger European buyers in fiscal 2004.  The increase in US revenues in fiscal 2005 was due to having more US buyers.

This table shows the breakdown of our total revenues during our past two fiscal years by geographical market:

	Year Ended August 31,
	2005	2004
	(Canadian dollars in millions)

Revenues by Geographic Market
Canada	3.9	3.4
U.S.	4.9	6.5
Europe and other markets	1.9	11.3

International Distribution Capability

Early in 2003, PAE established an international markets sales agency in London, England, through which the Company now increasingly manages licensing of the Company’s motion pictures. PAE also markets and distributes titles directly to existing pay and free television, home video and other markets. Peace Arch’s international distribution capability enables it to enhance revenue and margins through:

(i)

controlling the exploitation of its own and third party programming in order to optimize the revenue potential of productions and it’s library; and

(ii)

improving its understanding of the market and thereby enhancing its ability to package commercially successful productions.

Strategically, the Company is enhancing its international sales function in-house since the trend expected from this strategy is increased international sales. The costs to such a strategy are direct costs of maintaining a sales operation and the costs of marketing and distributing the films PAE sells. The Company believes that representing its own product assures meaningful control over the exploitation of acquired or produced.

Growing Branded Merchandising Business

The strength of the Company’s brand, their television ratings and film awards success will allow PAE to continue to establish relationships with key licensees (Showtime, Motion Picture Distribution LP, NuImage) and leading retailers worldwide to promote PAE rights assets.

Strong Relationships with Licensors

Peace Arch believes that relationships with domestic and international broadcasters, distributors, financing sources and creative talent are important to the successful expansion of the proprietary motion picture and television business. The Company has produced programming in association with a variety of U.S. and international broadcasters and distributors including, Blockbuster, Buena Vista Television, Hallmark Entertainment Network, Lions Gate Entertainment, NuImage, USA Network’s Sci-Fi Channel, TFI, Columbia Tri-Star, MTV and Showtime Networks. Peace Arch has long-standing relationships with the Canadian broadcast community, including Motion Picture Distribution LP, CHUM, CTV, Global, Knowledge Network and The Family Channel. Motion Picture Distribution LP has acquired distribution rights to many Peace Arch feature films for all media in Canada, the United Kingdom, and Spain.

Track Record of Success

Peace Arch has a track record of delivering successful productions to both film and television distributors. Peace Arch’s collaboration with Showtime on Our Father’s was recently nominated for two Emmy awards. The Company’s independent feature The Good Shepherd was nominated for two awards by the Directors Guilds of Canada. In addition, PAE’s The Eyes Project Development Corp. subsidiary recently won six Leo Awards for programming excellence for its programs Love it or Lose it! and Prisoners of Age. The success of these projects enhances the demand for Peace Arch’s existing and future productions. Furthermore, the visibility of these successes will also enhance the long-term marketability and long-term value of its library of film and television productions domestically and internationally. The Company is shifting its focus to financing, supervising, and distributing pre-packaged productions, thereby taking on limited risk on each project.

Significant Acquisitions and Dispositions

On May 31, 2005, the Company acquired the shares of Peace Arch Project Development Corp. (“PAPDC”) for a nominal amount.  Up to the time of the acquisition, PAPDC was considered a VIE under AcG-15 (see note 2(b)) and as such the Company has included the results of PAPDC in its consolidated results of operations.

ITEM 4.

DESCRIPTION OF THE BUSINESS

PAE is a vertically integrated company that, finances, packages/produces, acquires and distributes high-quality, proprietary film and television programming for the North American and international marketplace.

Over the past three years, Peace Arch has shifted its focus from producing films and television programming developed by other parties for a service fee, to arranging its involvement to obtain significant ownership in the underlying rights of the project. In doing so, the company aims to keep as much of the property’s future value as possible combined with its ownership in the distribution rights of the program. The Company obtains program distribution rights through the acquisition of specific territorial distribution rights from third party producers or by being involved in the  packaging and financing of a program and obtaining  all of the worldwide distribution rights to the program in perpetuity. PAE earns revenues through the worldwide sale of these distribution rights, both from commissions on gross sales and residuals in respect of underlying rights ownership.  Strategically the Company continues to move towards being the licensor of rights in film and television programming. Ownership of distribution rights in film and television programming will provide a source of future cash flows thereby establishing value to a library of film distribution rights. Cash flow will come from initial licenses for the buyer to broadcast the film for a limited period of time in its territory. At the expiration of that time period these rights will revert to the Company to be resold in the territory for another limited period of time. This cycle will continue thereby providing a long-term source of cash flow.

The cost of producing a program is usually financed through a combination of advances from the presale of exploitation rights to buyers, government incentives, the sale of equity interest in the production and from internal investment of funds in the budget allocated to the Company. As the cost of production is normally incurred prior to the receipts of the program, the Company arranges loans on behalf of the production with financial institutions to assist in the financing of a program’s costs. The loans are usually provided by the financial institutions on a project by project basis with the project’s unsold distribution territories and the entitlement to a project’s tax incentives being provided to the financial institutions as security.

All such financing is completed at commencement of production. Peace Arch attempts to secure third party financing for film and television programming prior to the production stage, limiting Peace Arch’s financial risk to any production, and preserving working capital for business operations, rights acquisition and marketing activities.

Existing Library

Since 2003, Peace Arch has built a library of 18 feature films, 60 television episodes and three documentaries. Prior to 2003, the company had an additional 200+ hours of filmed entertainment.

At the end of fiscal 2005 PAE had delivered  or taken delivery of six feature films, three of which PAE owns.  The feature films delivered are listed below:

1.

“Shadows in the Sun”, a romantic drama starring Harvey Keitel, Joshua Jackson, Claire Forlani, and Giancarlo Giannini, directed by Brad Mirman.

2.

“Our Fathers”, a drama starring Ted Danson, Christopher Plummer, Daniel Baldwin, Ellen Burstyn and Brian Dennehy, directed by Dan Curtis.

3.

“American Soldiers”, an action film starring Curtis Morgan, directed by Sidney J. Furie.

4.

“Tornado”, an environmental thriller starring Daniel Bernhardt, directed by Alain Jakubowicz.

5.

“Fire”, an environmental thriller starring Bryan Genesse, directed by Allan A. Goldstein.

6.

“Earthquake”, an environmental thriller starring Andrew Lee Potts, directed by Tibor Takacs.

At the end of fiscal 2005 PAE was awaiting delivery of one feature film for which the Company represents the worldwide exploitation rights as listed below:

1.

“The Veteran”, a dramatic thriller starring Ally Sheedy, Michael Ironside and Bobby Hosea, directed by Sidney J. Furie and produced by Curtis J. Petersen.

At the end of fiscal 2005, the Company produced and delivered 26 episodes of programming all of which is owned by PAE, as listed below:

1.

“Campus Vets (Series II)”, 13 half hours.

2.

“Love it or Lose it!”, 13 half hours.

Peace Arch also has two television lifestyle series in production as listed below:

1.

“Love it or Lose it! (Series II)”, 13 half hours.

2.

“Homemade Inc.”, Pilot for Food Network Canada.

The library contains some of the notable feature film titles:

1.

“Direct Action”, starring Dolph Lundgren, Directed by Sidney J. Furie. This action-packed thriller was filmed in Hamilton, Ontario during the summer of 2003.

2.

“Belly of the Beast”, a thriller starring Steven Seagal and directed by Tony Tung Yee Ching.

3.

“The Keeper”, a suspense thriller starring Dennis Hopper and Asia Argento and directed by Paul Lynch.

4.

“Hollywood Flies”, a road movie starring Brad Renfro, Vinnie Jones and Casper Van Dien, directed by Fabio Segatori.

5.

“Good Shepherd”, a drama, starring Christian Slater and Molly Parker, directed by Lewin Webb.

6.

“Avalanche”, an environmental thriller starring Andrew Lee Potts, directed by Mark Roper.

7.

“Volcano”, an environmental thriller starring Marnie Alton, directed by Mark Roper.

8.

“Crime Spree”, a caper comedy starring Gerard Depardieu and Harvey Keitel, and directed by Brad Mirman.

9.

“Absolon”, a futuristic thriller starring Christopher Lambert and Lou Diamond Philips.

10.

“Partners in Action”, an action thriller starring Armand Assante and directed by Sidney J. Furie.

11.

“Detention”, an action thriller starring Dolph Lundgren and directed by Sidney J. Furie.

12.

“The Limit”, a suspense film starring Lauren Bacall and Claire Forlani and directed by Lewin Webb.

PAE’s library also contains the following television titles, series or documentaries:

1.

“Campus Vets”

2.

“Love it or Lose it!”

3.

“Prisoners of Age”

4.

“Animal Miracles”

5.

“Whistler Stories”

6.

“Raven in the Sun”

7.

“Fantasy Lands”

The Company’s strengthening of its sales division has improved its access to project financing thereby allowing Peace Arch to expand its production slate. The Company plans co-produce or acquire significant distribution rights to medium budget feature films (US$4 million to US$15 million) with North American theatrical appeal, branded, low budget (US$1.5 million to US$2.5 million) genre films with a clearly defined niche market (family, horror, comedy), one US$25 million, 10-hour mini-series in partnership with Showtime, two to four Movies-of-the-Week that have been pre-sold to a US cable network (e.g. Lifetime) and 52 half-hour episodes of factual programming and two television documentaries.

The four to six films have budgets in the range of US$4 million to $15 million. These feature films will have an emphasis on showcasing known theatrical actors and proven directors which will aid in the success of these films. The benefits of producing these films will be greater than the substantial financial upside of producing these films. The success of the theatrical releases will help raise the awareness of Peace Arch which attracts other projects and also increases the value of library titles.

INDUSTRY OVERVIEW

Competition

Feature film production and distribution is a highly competitive business. The most important competitive factors include popular appeal, artistic excellence and cost effectiveness. The Company competes in North America and in international markets with the major motion picture studios, as well as with numerous other motion picture companies for the acquisition of literary properties, the services of performing artists, directors, producers and other creative and technical personnel and production financing.

Production

Phase I – Development

Development commences with an idea and ends with a screenplay and budget that someone is willing to finance. During the development phase, the producer will acquire the rights to a novel, newspaper article, life story, short or other form of story or an original screenplay. Once such rights are optioned, the story is further developed with the creator or a hired writer. The writing and revision of the screenplay is financed by the producer.

Parallel with this process, is the preparation of a budget and production schedule. By the completion of this phase, the estimated production costs have been itemized in the form of a production budget, and the total of some or all of such costs matched by committed financing. With that completed, a decision is made whether or not to “greenlight” (i.e., approve) the picture for production. (Often producers are required to make this determination without input from qualified sales and marketing personnel, who are typically disinclined to comment on values during the development phase of a project.)

Phase II – Pre Production/Financing Phase

The pre-production phase is where the bulk of the production crew is hired and allowed to prepare for execution of each of their tasks. Details are locked down on all aspects of production. The producer will hire creative and production personnel to the extent not previously committed, ramping up from the “top down”, will obtain all requisite insurance and Completion Bonds, plan shooting schedules, establish locations, secure studio facilities or stages, finalize the budget and prepare for the start of actual filming.

Also, during this phase, Co-financing agreements will be finalized with co-producers, financiers or distributors who have agreed to share the costs of production and in turn receive the benefit of some portion of the picture’s revenue.

After a producer has secured for a production the principal license fees from major distribution territories and has in hand the tax credits and other incentives that are available, any gap in the production budget will typically be financed by license fees from unsold territories or by a co-producer or a third party.

Phase III – Principal Photography Phase

Principal photography for feature films is commenced and completed usually in a period of three to five months depending on such factors as location, weather, budget, special effects and unique requirements of the screenplay. Television movies are typically completed in 4-6 weeks; feature films for theatrical release are measured in months. The production phase is highly regimented. It involves scheduling/choreographing an entire cast and crew. The majority of costs are incurred during this period.

Phase IV – Post Production Phase

During post-production, the picture is edited and music, dialogue and special visual or audio effects are added. The voice, music, effects and photography are synchronized. The distributor will use the resulting film negative to create prints for release to theatres. Concurrent with the post-production phase, the distributor puts the finishing touches on the marketing campaigns and advertising budgets it has previously prepared in preparation for the theatrical release of the picture.

Distribution

Domestic and International Markets

The distribution of a motion picture involves the licensing of the picture for distribution or exploitation in various markets, both domestically (the US and Canada are usually referenced together as the “domestic market”) and internationally, pursuant to a release pattern. Revenue for films is generated by distributing or exploiting the film in various markets pursuant to customary release patterns, or “windows”. These windows include (in the following order) domestic and international theatrical exhibition, non-theatrical venues (which include airlines, military installations, hospitals and hotels), home video, television (including pay-per-view, pay, specialty, network, syndication and cable) and concurrent with the later windows other ancillary sources such as consumer products, themed entertainment, publishing, new media and music soundtrack sales. The domestic and international markets generally follow the same release pattern, with the release date in the international market concurrent with the domestic theatrical release or up to nine months thereafter. A motion picture typically is distributed by a major studio or by one or more distributors that acquire rights from a studio or other producer in one or more markets or media or a combination of the foregoing.

While the timing of revenue received from these sources varies for each film, the majority of the revenue generated by a film is received within the first five years of a film’s life, and the majority of such revenue is received within the first 18 months of a film’s initial distribution cycle.

Distribution Vehicles

Theatrical Exhibition

Gross box office receipts are shared between the distributor and theater owners. The distributor's share of box office receipts is referred to as “theatrical rentals”. Box office splits are determined on a film-by-film basis with each exhibitor and are often negotiated based upon box office performance of the distributor’s or producers prior releases. The share of box office receipts retained by the exhibitors generally includes a fixed amount per week (to help cover the theater's operating costs) plus a percentage of receipts that escalates during the picture's run in the theater. Although these shares vary widely, on average, the split between exhibitor and distributor is 60/40 over the length of the film’s theatrical run. The principal expenses related to domestic theatrical release are prints and advertising, or P&A Expenses. Print costs are incurred for duplicating the negative into prints that will be sent to theatres for actual exhibition. The processing and distribution of prints domestically depends on the number of screens on which it is initially exhibited. A certain amount of advertising costs are incurred during the two months preceding the domestic theatrical release of a new film, with the majority of advertising costs incurred in the days and weeks just prior to or upon release of the film. Advertising costs include the production and placement costs of print advertisements in magazines and trade publications, television and radio spots, billboards, and the production costs of 15-second to two-minute trailers, as well as various publicity and promotional campaigns. Advertising costs to “open” a movie (i.e. expenditures incurred to drive awareness of a new film release) are significant and, for a widely released film, may be more than half of the total print and advertising budget. Although theatrical rentals alone may not justify such expenditures, creating brand identity and awareness for a particular motion picture fosters sales in subsequent release windows, particularly home video.

Non-theatrical Rights

Late in the domestic theatrical run a distributor will license the motion picture for non-theatrical exhibition to distributors who make the picture available to airlines, ships, military installations, prisons, hotels and other governmental institutions.

Home Video/DVD

DVDs of motion pictures are generally sold to local wholesalers or taken on consignment and are generally rented by consumers for fees. Most titles, including certain made-for-video programs, are priced significantly lower to encourage direct purchase by consumers. Direct sale to consumers is referred to as the “sell through market”. The arrangements for international home video are similar to the domestic home video market except that there are some additional costs incurred with distribution (repackaging in a foreign language, IP protection), dubbing (in a foreign language) and reformatting (to international standards). An international home video release generally occurs six months after international theatrical release in any given territory.

Pay-Per-View

Pay-Per-View television allows cable television subscribers to purchase individual programs, including recently released motion pictures and live sporting, music or other events on a “per use” basis. The subscriber fees are typically divided among the program distributor, the pay-per-view operator and the cable system operator.

Pay and Specialty Television

Pay Television allows cable television subscribers to view channels such as Showtime, HBO (each, in the US), The Movie Network (in Canada) and other pay television network programming offered by cable system operators for a monthly subscription fees. Pay television networks acquire a substantial portion of their programming from motion picture distributors.

Broadcast, Cable and Satellite Television

Broadcast television allows viewers to receive, without charge, programming broadcast over the air via affiliates of the major networks, independent television stations and cable networks, and satellite networks. In certain areas, viewers may receive the same programming via cable transmission for which subscribers pay a basic cable television fee. Broadcasters or cable system operators pay fees to distributors for the right to air programming a specified number of times.

Ancillary Markets

Revenues may also be derived from licensing rights to perform musical works and other sound recording embodied in a motion picture, and rights to manufacture all CD-ROM, video and other games, books, “making of” books about the film, dolls, clothing and similar commercial articles derived from characters or other elements of a motion picture or television program.

Blu-Ray/HD DVD Formats

Blu-Ray/HD DVD is expected to have a similar impact on the home entertainment business as DVD’s when they were released. Once a standard format has been decided upon consumers are predicted to replace their DVD collections with the higher quality hi-definition formats. The demand for the product will be further increased as many countries have mandates to convert all TV broadcasting stations to HD formats increasing the likelihood that consumers will have HD ready TV sets. This represents a significant opportunity as distributors will be able to generate additional revenue from existing licenses.

Internet

The recent increase in availability of broadband communication has created another channel for distribution. Distribution companies are now pursuing the strategy of having content available on-line. Although pricing models are still being developed, this emerging trend has the potential to become a major source of additional profit since transportation costs are non-existent.

Strategies for Growth

Peace Arch’s corporate strategy is to focus on the financing and distribution side of its business while moving away from traditional production activities. In terms of production activities, Peace Arch intends to be involved only in arranging the financings and packaging for various productions. This strategy has two main benefits; firstly, it allows Peace Arch to not be directly involved in the risky and complex production process; and secondly, by still being involved in financing these productions, Peace Arch can acquire rights to new productions to feed into its distribution pipeline.

Peace Arch intends to grow its distribution business geographically and strategically into new market segments through both acquisition and internal growth. The establishment of an L.A. and UK office and the hiring of prominent, experience management to run these operations will increase PAE’s international profile and distribution revenue.

The Company reports its results of operations in two reportable segments, Motion Picture and Television, representing its principal business activities. The Motion Picture segment focuses its activities on the acquisition and worldwide exploitation of motion picture content. The Television segment focuses its activities on the acquisition, production and worldwide exploitation of television content.

This table shows the breakdown of the segments during our past two fiscal years:

	Year Ended August 31,
	2005	2004
	(Canadian dollars in millions)
Segmented Information
Motion Picture	9.2	18.3
Television	1.5	2.9
Corporate	-	-

Access Key Relationships.  We believe that our relationships with domestic and international broadcasters, distributors, financing sources and creative talent are important to the successful expansion of our proprietary motion picture and television business.

U.S. and International Broadcasters and Distributors.  We have produced our programming in association with a variety of U.S. and international broadcasters and distributors including Blockbuster, Buena Vista Television, Hallmark Entertainment Network, Lions Gate Entertainment, NuImage, USA Network’s Sci-Fi Channel, Telemunchen, TFI, Columbia Tri-Star, MTV, Showtime Networks and Motion Picture Distribution LP (“MPDLP”).  MPDLP has licensed rights to all of the Company’s current motion pictures in Canada.

Canadian Domestic Broadcasters.  We have a long-standing relationship with the Canadian broadcast community, including Motion Picture Distribution LP, CHUM-City, CTV, Global, Life Network Inc., Knowledge Network and The Family Channel.

Manage financial risk while pursuing growth strategies. Our success depends on our ability to finance growth. Adequate financing provides the flexibility to make appropriate investments in the future. We will continue to manage the financial risk of film and television programming investment by ensuring that these new productions are fully financed from distribution minimum guarantees, pre-sales of certain distribution rights, tax credits and bank financing, the security for which is limited to the future cash flows from the film program.

Canada's Role in the Television and Feature Film Industry

Canada's geographic proximity to the United States and shared North American values and interests have engendered close professional contacts between Canadian and U.S. studios, producers, distributors and film and television financiers.  Canada has a large pool of highly trained crews, technicians and production personnel.  Finally, with its wide-ranging topography stretching 3,400 miles from coast to coast, Canada is ideally suited for location shooting.  All of these factors have made Canada the premiere destination for internationally originated film and television productions.

Perhaps more importantly, the Canadian federal and provincial governments offer several substantial forms of direct subsidies designed to attract film and television production to Canada.  Canada is also a signatory to co-production treaties with more than 50 countries (including China, France, United Kingdom, Germany, Italy, Hungary, Israel, Mexico, New Zealand and Australia), many of whom provide similar, compatible direct film subsidies and the ability to access tax-driven production financing.  Consequently, a production that satisfies co-production treaty requirements using Canada as its hub may receive non-refundable, multi-national tax support equal to a substantial portion of its production cost and may also avail itself of significant interim financing not available to non-qualifying productions.  In addition, in certain territories qualifying co-productions may satisfy government regulations requiring minimum amounts of indigenous broadcasting content, which often results in higher license fees from distributors in the co-production territories and other treaty partners.

All of these factors have made experienced Canadian production companies highly-valued participants in the independent feature film and television production industry.

Regulatory Considerations

Our status as a producer of “Canadian” programming, operating in Ontario and other provinces, makes us eligible to receive Canadian tax and business incentives.

We will continue to qualify for these tax and business incentives if, among other things, Canadians beneficially own or control a majority of the voting rights of PAE.  If Canadians fail to beneficially own or control a majority of PAE’s voting rights, we could lose our eligibility for these tax and business incentives.  These tax and business incentive programs also may be amended or eliminated in the future.  The loss or elimination of these tax or business incentives might have a material adverse effect on the results of our operations and financial condition.

Canadian Content Requirements

Canadian conventional, specialty, pay and pay-per-view television services are required to devote a certain amount of their programming schedules, including prime time, to Canadian productions. Compliance with these requirements is enforced by the Canadian Radio-Television and Telecommunications Commission (''CRTC'') and failure to comply can result in fines or the loss of a license.  These requirements provide support to the market for Canadian programming, such as those we produce, as long as they qualify as Canadian programming for CRTC purposes.

Two government bodies decide what constitutes Canadian content.  The Canadian Audio-Visual Certification Office (“CAVCO”) reviews the Canadian content of productions to determine their eligibility for tax credits.  The CRTC, the regulator which licenses Canadian broadcasters, determines how much of a licensee’s schedule must be reserved for Canadian content.  It also reviews applications for Canadian content not eligible for tax credits at CAVCO and for productions that choose not to apply to CAVCO.

According to CAVCO and CRTC regulations, a program will qualify if it is produced by an individual Canadian producer with the involvement of individual Canadians in key creative functions, and where a substantial portion of the remuneration paid to individuals is for services provided by Canadians and processing and final preparation costs are for services provided in Canada.  A “Canadian production company” includes a Canadian company which carries on business in Canada with a Canadian business address, which is owned or controlled by Canadians and whose principal business is the production of film, videotape or live programming for distribution on television or in theatrical, industrial or educational markets.  We believe that we will continue to qualify as a “Canadian production company” for this purpose, as long as Canadian citizens or permanent residents of Canada beneficially own more than 50% of the combined voting power of our outstanding shares or if we are controlled by Canadians.

International Co-Production

Canada is a party to co-production treaties with more than 50 countries throughout the world, excluding the U.S.  Canada's co-production treaties allow for the reduction of the risks of production by permitting the pooling of creative, technical and financial resources of Canadian producers with non-Canadian producers under prescribed conditions.  Canadian co-production treaty partners include some of the following: Australia, Bulgaria, China, France, Germany, Hong Kong, Hungary, Israel, Italy, Mexico, New Zealand, and United Kingdom.  A production that qualifies as a co-production for treaty purposes is considered to be a national product in each of the participating countries and, as such, is entitled to many local advantages in each country.  More specifically, the co-production usually satisfies criteria for national certification in regard to content broadcasting regulations, government subsidies and tax benefits.  The co-producers share the copyright in the production, while the domestic distribution rights are generally owned by the respective co-producers.  Sharing of foreign revenues is based on the respective contribution of each co-producer entitlement to different territories, and subject to negotiation between the co-producers and approval by the appropriate government authorities. Two of the feature films delivered during the year were produced under a Co-production Treaty either with Canada or between other countries.  These feature films are Fire and Shadows in the Sun.

Employees

As of August 31, 2005, PAE had 30 full time employees.  As part of our production activities from time to time we employ the services of individuals who are engaged under collective bargaining agreements negotiated with various creative industry wide guilds and unions.

Facilities

The Company has premises comprising of approximately 5,129 square feet of space at the Toronto location.  The Company leases its administration premises at 124 Merton Street, Toronto, Ontario, M4S 2Z2.

The Company’s registered office is located in Toronto at 407-124 Merton Street, Toronto, Ontario  M4S 2Z2.

The other locations of PAE’s offices are as follows:

Vancouver – 1710 Columbia Street, 2nd Floor, Vancouver, British Columbia  V5Y 3C6

London, UK - 102 Dean Street, London, UK W1D 3TQ

Los Angeles, CA – Suite 14, 228 Main Street, Venice, CA  90291

Risk Factors

You should carefully consider the following discussion of risks and the other information included or incorporated by reference in this report in evaluating the Company and our business. The risks described below are not the only ones facing the Company. Additional risks we are not presently aware of or that we currently believe are immaterial may also impair our business operations.

We have had losses, and we cannot assure future profitability.

We cannot assure you we will be able to operate profitably, and if we cannot, we may not be able to meet our debt service, working capital requirements, capital expenditure plans, anticipated production slate or other cash needs. Our inability to meet those needs could have a material adverse effect on our business, results of operations and financial condition.

The Company continues to refocus its business model to the financing, packaging and distribution of small to medium budget feature films and lifestyle television programs.

We face substantial capital requirements and financial risks.

Our business requires a substantial investment of capital.

Our ability to maintain and expand our, production and distribution of proprietary programming and to cover our general and administrative expenses depends upon our ability to obtain financing through equity financing, debt financing (including credit facilities) or the sale of some or all of our interests in certain projects or other assets.  If our access to existing credit facilities is not available, and if other funding does not become available to replace existing credit facilities should they not be available, there could be a material adverse effect on our business.

The potential for budget overruns and other production risks are difficult to predict.

Actual production costs may exceed budget, perhaps significantly, due to factors within or beyond our control.  These factors may delay or prevent completion of a production.  If there are significant cost overruns, we may have to seek additional financing to complete the production.  Financing on terms acceptable to us may not be available. We may be unable to recover the additional costs, which could have a material adverse impact on operating results and liquidity.  Productions are bonded and, if necessary, calling upon the bonder to complete can mitigate any significant cost overrun or risk of completion.

We may not be able to obtain additional funding to meet our requirements.

Our ability to grow, maintain and expand our development, production and distribution of motion pictures and television programs and to fund our operating expenses depends upon our ability to obtain funds through equity financing, debt financing (including credit facilities).  If we do not have access to such financing arrangements, and if other funding does not become available on terms acceptable to us, there could be a material adverse effect on our business, results of operations and financial condition.

Our results of operations may fluctuate significantly.

Our revenues and results of operations are subject to variations that are difficult to predict.

Results of operations for any period depend on a number of factors such as on the number of film and television programs that are delivered, the price at which the Company is able to sell them and whether the cost of productions are within budget.  Consequently, results may vary from period to period, and the results of any one period may not indicate results for future periods. In particular, results of operations in any period depend to a large extent upon our production and delivery schedule for television programs and motion pictures.  As a result of the production cycle, our revenues are not recognized evenly throughout any given year.  Cash flows may also fluctuate and will not directly correspond with revenue recognition.

We rely on a few key customers.

In the year ended August 31, 2005, one customer represented approximately 30% (2004-8%) of revenues, a second customer represented approximately 28% (2004-16%) and a third customer represented approximately 8% (2004-nil%) and two customers approximately nil% (2004-11%) of total revenues.  We expect that a significant amount of our revenues will continue to be derived from a relatively small number of customers.  The loss of any of these customers could have a material adverse impact on our results of operations and financial condition.

Accounting practices used in our industry may accentuate fluctuations in operating results.

Investments in film & television programming are amortized against revenues in the ratio that current revenues bear to management’s estimate of ultimate revenues for each program pursuant to the Statement of Position (“SOP-002”) issued by the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants.  As a result of our policy we typically amortize a minimum of 80% of the costs over a three-year period.  Management periodically reviews its estimates and adjusts the amortization of our programming accordingly.  In the event that management should determine that the capitalized costs for a program exceed its fair value, capitalized costs would be written down in the current period, resulting in a corresponding decrease in earnings.

Our revenues and results of operations are subject to interest rate fluctuations.

The Company borrows funds from banks and other financial institutions to finance the production costs of its film and television programming that is generally incurred in advance of contracted receipts and revenues from these programs.  These loans usually bear interest at rates that change as market interest rates fluctuate.   A rise in interest rates would cause an increase in costs to produce film and television programs and an adverse effect on our results of operations and financial condition.

Seasonality

Results of operations for any period are significantly dependent on the number, timing and commercial success of television programs and motion pictures delivered or made available to various media, none of which can be predicted with certainty.  Consequently, our results of operations may fluctuate materially from period to period and the results of any one period are not necessarily indicative of results for future periods.  Cash flows may also fluctuate and are not necessarily closely correlated with revenue recognition.  Television program’s revenues are recognized when the program is delivered pursuant to a non-cancelable agreement, provided the applicable broadcast season has commenced.  Minimum guaranteed revenue from license agreements typically are recognized when the license period begins and the program is delivered.

The loss of key personnel could adversely affect our business.

Our success depends to a significant degree upon the services of certain key personnel.  Because we are a relatively small company, these members of management are involved in many aspects of the production process and virtually all significant decisions are made or significantly influenced by these individuals. The loss of the services of any one or more of our key personnel could have a material adverse effect on our business. We have obtained and intend to maintain "key man" life insurance coverage with respect to these personnel, there is no assurance that the proceeds would be sufficient to compensate fully for the loss of the services of any of these individuals if they were to die. The loss of services of any of these employees could have a material adverse effect on our business, results of operations or financial condition.

We could be adversely affected by strikes or other union job actions.

The film and television programming produced by us generally employ actors, writers and directors who are members of the Screen Actors Guild, Writers Guild of America and Directors Guild of America, respectively, pursuant to industry-wide collective bargaining agreements. The collective bargaining agreement with the Writers Guild of America was successfully renegotiated and became effective as of November 1, 2004 for a term of three years. The collective bargaining agreements with the Screen Actors Guild and Directors Guild of America were each successfully renegotiated and became effective as of July 1, 2005 for a term of three years. Many productions also employ members of a number of other unions, including, without limitation, the International Alliance of Theatrical and Stage Employees, the Teamsters and the Alliance of Canadian Cinema, Television and Radio Artists. A strike by one or more of the unions that provide personnel essential to the production of motion pictures or television programs could delay or halt our ongoing production activities. Such a halt or delay, depending on the length of time, could cause a delay or interruption in our release of new motion pictures and television programs, which could have a material adverse effect on our business, results of operations or financial condition.

Our revenues and results of operations are vulnerable to currency fluctuations.

The Company receives a portion of its revenues from U.S. and international sources in U.S. dollars while it’s operating costs and production costs of film and television programming is primarily denominated in Canadian dollars.  Accordingly, results of operations can be affected by fluctuations in the U.S. dollar exchange rate.  The results of these fluctuations may be material.  To date, we have not entered into any material currency hedging instruments.  In addition, we have not maintained significant amounts of U.S. dollar balances in order to reduce the risk of exchange rate fluctuations.

During the year ended August 31, 2005, the Company derived approximately 83% of its revenues in U.S. funds, as compared to 83% and 82% for the years ended August 31, 2004 and 2003, respectively. The Company estimates its obligations payable in U.S. funds and converts all U.S. funds in excess of these obligations into Canadian currency as they are received.

From time to time we may experience currency exposure on distribution and production revenues and expense from foreign countries, which could have a material adverse effect on our business, results of operations and financial condition.

Failure to maintain effective internal controls could have a material adverse effect on our ability to report our financial results timely and accurately.

If we fail to maintain the adequacy of our internal controls, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal controls over financial reporting.  Failure to achieve and maintain an effective internal control system could have a material adverse effect on our ability to report our financial results timely and accurately, which would impact the ease of our access to the capital markets.

Failure to manage future growth may adversely affect our business.

We are subject to risks associated with possible acquisitions, business combinations, or joint ventures.

From time to time we engage in discussions and activities with respect to possible acquisitions, business combinations, or joint ventures intended to complement or expand our business.  We may not realize the anticipated benefit from any of the transactions we pursue.  Regardless of whether we consummate any such transaction as well as the integration of the acquired business could require us to incur significant costs and cause diversion of management’s time and resources.  Any such transaction could also result in impairment of goodwill and other intangibles, development write-offs and other related expenses.  Any of the foregoing could have a material adverse effect on our business, results of operations and financial condition.

Our success depends on external factors in the motion picture and television industry.

The business of producing and distributing film and television programming is highly competitive and involves a substantial degree of risk. Revenues derived from the production and distribution of film and television programming depend primarily upon acceptance by the public, which is difficult to predict. Each film and television program is an individual artistic work, and unpredictable audience reactions primarily determine commercial success. Generally, the popularity of our programs depends on many factors, including the critical acclaim they receive, the actors and other key talent, their genre and their specific subject matter. The commercial success of our programs also depends upon the quality and acceptance of programs that our competitors release into the marketplace, the availability of alternative forms of entertainment and leisure activities, general economic conditions and other factors, many of which we do not control and all of which may change. We cannot predict the future effects of these factors with certainty, any of which factors could have a material adverse effect on our business, results of operations and financial condition. Some or all of our proprietary film and television programs may not be commercially successful, resulting in the Company’s failure to realize its anticipated profits or recover its investment.

We are smaller and less diversified than many of our competitors.

Although we are an independent distributor and producer, we compete with major U.S. and international studios. Most of the major U.S. studios are part of large diversified corporate groups with a variety of other operations, including television networks and cable channels that can provide both means of distributing their products and stable sources of earnings that may allow them better to offset fluctuations in the financial performance of their film and television operations. In addition, the major studios have more resources with which to compete for ideas, storylines and scripts created by third parties as well as for actors, directors and other personnel required for production. The resources of the major studios may also give them an advantage in acquiring other businesses or assets, including film libraries, that we might also be interested in acquiring. The foregoing could have a material adverse effect on our business, results of operations and financial condition.

We face risks from doing business internationally.

We distribute our film and television programming outside the United States and Canada through third party licensees and derive revenues from these sources. As a result, our business is subject to certain risks inherent in international business, many of which are beyond our control. These risks include: changes in local regulatory requirements (including restrictions on content), changes in the laws and policies affecting trade, investment and taxes (including laws and policies relating to the repatriation of funds and to withholding taxes), differing degrees of protection for intellectual property, instability of foreign economies and governments, cultural barriers, and wars and acts of terrorism. Any of these factors could have a material adverse effect on our business, results of operations or financial condition.

We could lose certain benefits by failing to meet certain government incentive programs.

We currently finance a portion of our production budgets through Canadian government agencies and incentive programs, including federal and provincial tax credits, as well as through similar international arrangements in the case of our international co-productions.  We will continue to qualify for these tax credits if, among other things, Canadians beneficially own or control a majority of the voting rights of Peace Arch. If Canadians fail to beneficially own or control a majority of our voting rights at any time, we could lose such tax incentives and the costs of our productions would increase substantially. Canadian law requires Canadian conventional, specialty, pay and pay-per-view television services to devote a certain amount of their programming schedules, including prime time, to Canadian productions. If we fail to qualify as a Canadian producer, it would be more difficult to obtain time slots in Canada for our programming, a "slot" being a broadcast time period for a program. We believe we will continue to qualify as a Canadian producer for this purpose as long as, among other things, Canadians beneficially own or control a majority of our voting rights. These incentive programs, including federal and provincial tax credit programs, may be amended or eliminated in the future, which could result in a material increase in the effective cost of our productions. The loss or elimination of these tax and business incentives would have a material adverse effect on our results of operations and financial condition.

Protecting and defending against intellectual property claims may have a material adverse effect on our business.

Our ability to compete depends, in part, upon successful protection of our intellectual property. We do not have the financial resources to protect our rights to the same extent as major studios. We attempt to protect proprietary and intellectual property rights to our productions through available copyright and trademark laws and licensing and distribution arrangements with reputable international companies in specific territories and media for limited durations. Despite these precautions, existing copyright and trademark laws afford only limited practical protection in certain countries. We also distribute our products in other countries in which there is no copyright and trademark protection. As a result, it may be possible for unauthorized third parties to copy and distribute our productions or certain portions or applications of our intended productions, which could have a material adverse effect on our business, results of operations or financial condition.

Litigation may also be necessary in the future to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of the proprietary rights of others or to defend against claims of infringement or invalidity. Any such litigation could result in substantial costs and the diversion of resources and could have a material adverse effect on our business, results of operations or financial condition. We cannot assure you that infringement or invalidity claims will not materially adversely affect our business, results of operations or financial condition. Regardless of the validity or the success of the assertion of these claims, we could incur significant costs and diversion of resources in enforcing our intellectual property rights or in defending against such claims, which could have a material adverse effect on our business, results of operations or financial condition.

Piracy of motion pictures, including digital and internet piracy may reduce the gross receipts from the exploitation of our films.

Motion picture piracy is extensive in many parts of the world, including South America, Asia, the countries of the former Soviet Union and other former Eastern bloc countries. Additionally, as motion pictures begin to be digitally distributed using emerging technologies such as the internet and online services, piracy could become more prevalent, including in the U.S., because digital formats are easier to copy. As a result, users can download and distribute unauthorized copies of copyrighted motion pictures over the internet. In addition, there could be increased use of devices capable of making unauthorized copies of motion pictures. As long as pirated content is available to download digitally, many consumers may choose to download such pirated motion pictures rather than pay for motion pictures. Piracy of our films may adversely impact the gross receipts received from the exploitation of these films, which could have a material adverse effect on our business, results of operations or financial condition.

Our business involves risks of liability claims for media content, which could adversely affect our business, results of operations and financial condition.

As a distributor of media content, we may face potential liability for:  defamation, invasion of privacy, copyright or trademark infringement, and other claims based on the nature and content of the materials distributed.  These types of claims have been brought, sometimes successfully, against producers and distributors of media content.  Any imposition of liability that is not covered by insurance or is in excess of insurance coverage could have a material adverse affect on our business, results of operations and financial condition.

ITEM 5.

DIVIDENDS

We have not declared or paid dividends on our Common Shares.  Subject to the OBCA, the holders of the Series I Preference Shares and the Series II Preference Shares shall in each financial year of the Corporation in the discretion of the directors, but always in preference and priority to any payment of dividends on the Common Shares or any shares ranking junior, be entitled to a 10% cumulative dividend payable on a quarterly basis.

ITEM 6.

DESCRIPTION OF CAPITAL STRUCTURE

The authorized capital of PAE consists of an unlimited number of Common Shares and an unlimited number of Preference Shares without nominal or par value.  As of August 31, 2005, there are 21,179,303 Common Shares of which 588,689 Common Shares are in escrow, 4,347,827 Series I Preference Shares and 4,347,827 Series II Preference Share warrants issued and outstanding as well as 2,585,300 Common Shares reserved for issuance pursuant to the current stock option plan.

The following is a summary of the rights, privileges, restrictions and conditions attaching to the Common Shares and Preference Shares.

Common Shares

The holders of Common Shares are entitled to one vote per share at meetings of shareholders of PAE and, upon liquidation, subject to the rights of the holders of shares ranking prior to the Common Shares, to receive the remaining assets of PAE.  All of the issued and outstanding Common Shares are fully paid and non-assessable.

Preference Shares

The Preference Shares of PAE are issuable in series.  Each series of Preference Shares ranks equally with every other series of preference shares with respect to priority over the Common Shares in the payment of dividends and the distribution of assets in the event of liquidation of PAE.  Except as required by law or as otherwise provided in the case of any series of preference shares, the holders of the preference shares are entitled to receive notice of and to attend any meeting of the shareholder of PAE and to vote at any such meeting.  Each Preference Share is entitled to one vote per share at meetings of shareholders of PAE.

ITEM 7.

MARKET FOR SECURITIES

PAE’s Common Shares without par value are listed and posted for trading on The Toronto Stock Exchange under the symbol “PAE.LV” and The American Stock Exchange under the symbol “PAE”.  The following table summarizes the high and low prices and trading volume for the Common Shares since August 31, 2004.

	High	Low	Trading Volume
	$	$
2004
September	1.15	0.70	26,190
October	0.83	0.60	47,030
November	1.00	0.75	48,630
December	1.05	0.84	38,245
2005
January	0.86	0.52	54,770
February	0.70	0.50	81,680
March	0.70	0.55	55,700
April	0.65	0.50	63,200
May	0.72	0.50	63,240
June	0.53	0.48	16,790
July	0.60	0.41	139,200
August	0.99	0.55	524,147

ITEM 8.

DIRECTORS AND OFFICERS

DIRECTORS AND OFFICERS

The following table sets out, as of November 23, 2005, the names of our Directors and/or Executive Officers.  The Directors have served in their respective capacities since their election or appointment on the date stated in the table and will serve until the next Annual General Meeting or until a successor is elected or appointed, unless the office is vacated in accordance with our Articles.  The Executive Officers are appointed by the Directors and serve until the earlier of their resignation or removal with or without cause by the Directors.  As an Ontario corporation, we are required by Ontario corporate laws to include on our board of directors a majority of persons ordinarily resident in Canada.   All of our Directors and Officers are Canadians. With the exception of Juliet Jones who resides in British Columbia, all of our Directors and Officers reside in the Province of Ontario.

Name and Municipality of Residence	Office	Principal Occupation within the Five Preceding Years	No. of Shares Beneficially owned, directly or indirectly, or over which control or direction is exercised at the date of this Information Circular		Director Since
			Common Shares	Preferred Shares
Gary Howsam Toronto, Ontario (see (a) below)	Chief Executive Office, Director	CEO of Peace Arch Entertainment Group Inc. since December 20, 2002; previously president of Greenlight Film and Television Inc. from 1997- December 20, 2002.	6,833,333(5)	-	January 20, 2003
Richard K. Watson(2) (4) Toronto, Ontario (see (b) below)	Director, Secretary	Self Employed Lawyer	1,250,000	-	January 20, 2003
Juliet Jones (1) (2) (3) Vancouver, B.C. (see (c) below)	Director	Currently CFO of Webtech Wireless Inc. Consultant to PAE since September 29, 2003; previously our CFO from January 2003-September 2003; President & CEO from December 2001-January 2003; CFO from 1996-March 2001.	17,391	-	February 22, 2001
Nelson Thall(1)(3) Toronto, Ontario (see (d) below)	Director	Media Scientist, Independent Contractor	-	-	January 20, 2003
Robert Essery (1) (2) Toronto, Ontario (see (e) below)	Director	CEO of How to Web TV. President of the REO group of companies since 1992.	-	-	February 10, 2005
Mara Di Pasquale Toronto, Ontario (see (f) below)	Chief Financial Officer, Chief Operating Officer	CFO and COO of Peace Arch Entertainment Group Inc. Former VP, Finance-Entertainment of Gullane Entertainment PLC and former CFO & COO of Catalyst Entertainment Inc. from 2000- 2003, former Sr. VP, Finance for Lions Gate Film Inc. and predecessor companies from 1988-2000.	-	-	February 11, 2004
Drew Craig (3) Toronto, Ontario (see (g) below)	Director, Chairman of the Board	Media and Telecommunications Investor, CEO of Craig Media (2000-2005)	-	1,847,826	July 29, 2005

(1)

Member of Audit Committee

(2)

Member of Executive/Corporate Governance Committee

(3)

Member of the Compensation Committee

(4)

Member of the Greenlight Committee

(5)

Held by CPC Communications Inc., an Ontario company which is controlled by the family of Gary Howsam, a director and officer of the Company.

(a)

Gary Howsam was appointed as a Director on January 20, 2003 and as our Chief Executive Officer (“CEO”) effective December 20, 2002.  Mr. Howsam’s responsibilities include our daily affairs, which include all strategic planning, operations management and budgeting, corporate finance, recruitment, training and management of all employees.  Mr. Howsam has more than 20 years of executive level experience in the Canadian motion picture industry.

(b)

Richard Watson was appointed as a Director on January 20, 2003.  Mr. Watson has practiced corporate commercial law in Toronto for over 25 years.  During that time, he has been legal counsel for a wide variety of Canadian public and private companies.  Mr. Watson has over 20 years of business and advisory experience in the Canadian film industry, working with writers, directors and production companies and has had significant involvement with the financing of Canadian feature films.

(c)

Juliet Jones has been on the Board of Directors since February 22, 2001 and is a member of the Audit, Corporate Governance and the Compensation Committee.  Ms. Jones is currently the Chief Financial Officer of Webtech Wireless Inc., a TSX Venture listed company.  Ms. Jones was the former Chief Financial Officer and prior to that was the Chief Executive Officer of the Company.

(d)

Nelson S. Thall was appointed as a Director on January 20, 2003 and has an extensive business career, including serving as a director of McLuhan Institute, Stan Lee Media Inc. and a former board member of Torstar Corp. and Imark Corp.  Mr. Thall also has served in the North American entertainment industry as an independent producer, a manager of talent and an advisor to such companies as Stan Lee Media Inc.  Mr. Thall is a well-known media critic and social commentator in North America.  He studied media science under Marshall McLuhan at the Center of Culture and Technology and St. Michaels College in Toronto.

(e)

Robert Essery was appointed as a Director and became a member of the Audit Committee and the Corporate Governance Committee on February 10, 2005 and is currently the CEO of How to Web TV.  Mr. Essery was also President of the REO group of companies since 1992.

(f)

Mara Di Pasquale has an extensive career, including acting as Vice President of Finance – Entertainment for Gullane Entertainment PLC, Chief Financial Officer and Chief Operating Officer for Catalyst Entertainment Inc. as well as Senior Vice President of Finance for Lions Gate Films Inc.  Ms. Di Pasquale is a Chartered Accountant and studied at McGill University in Montreal where she received her Graduate Diploma in Public Accountancy and at Carleton University in Ottawa where she received an Honours Bachelor of Commerce degree.

(g)

Drew Craig was appointed as a Director and Chairman of the Board on July 29, 2005, and became a member of the Compensation Committee in September 2005. Mr. Craig has been involved in the media and telecommunications industry for over 25 years.   He started his career at Craig Media a family broadcast company founded by his grandfather. Initially working in the area of television programming and production Mr. Craig assumed various management roles eventually becoming President and CEO of Craig Media until it was sold in December 2004. Under his leadership the company grew dramatically from a single small television station to a group of stations that had a 60% reach of Canada. With the launch of four major market independent television channels Craig Media became the countries largest privately held television company. Mr. Craig also launched three national specialty cable channels MTV, MTV2 and TV Land under a joint venture arrangement with Viacom. Currently Mr. Craig is principal of Craig Wireless Systems a company operating and deploying wireless broadband networks in Canada, the USA and Europe using WiMax technology.

There are no arrangements or understandings between any shareholders, customers, suppliers, or others, pursuant to which any of our Directors or Executive Officers are selected as a Director or Executive Officer.

There are no family relationships between any two or more Directors or Executive Officers.  There are no material arrangements or understandings between any two or more Directors or Executive Officers.

Committees of the Board of Directors

During fiscal 2005 we had four committees, three of which were constituted with a majority of independent directors.  They are as follows:

Audit Committee

The Audit Committee Charter

CHARTER OF THE AUDIT COMMITTEE

Of the

BOARD OF DIRECTORS

Of

PEACE ARCH ENTERTAINMENT GROUP INC.

1.

Purpose; Limitations on Duties.  The purpose of the Audit Committee (the “Committee”) of Peace Arch Entertainment Group Inc. (the “Company”) is to oversee the accounting and financial reporting processes and audits of the financial statements of the Company, including the independent auditors’ qualifications and independence and the performance of the Company’s independent auditors, and to review the annual report if the Company required by applicable Toronto Stock Exchange (“TSX”) and the applicable Canadian securities commissions (“CSC”) and the Securities and Exchange Commission (“SEC”) disclosure rules.  The Committee will also assist the Board in its oversight of the integrity of the Company’s financial statements and the Company’s compliance with legal and regulatory requirements.

While the Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Committee to plan or conduct audits or to determine that the Company’s financial statements and disclosures are complete and accurate and are in accordance with generally accepted accounting principals (“GAAP”) and applicable rules and regulations.  These are the responsibilities of management and the independent auditors.

2.

Membership; Appointment; Financial Expert.  The Committee will consist of three or more directors of the Company’s Board.  All members of the Committee must be directors who meet the literacy requirements and the independence requirements of applicable law and the rules of the TSX, CSC, SEC, and the American Stock Exchange (“AMEX”) in effect from time to time.  The members of the Committee will be appointed by and serve at the discretion of the Board.  The Board will appoint the Chairperson of the Committee.  To the extent practicable, at least one member of the Committee shall qualify as an “audit committee financial expert,” as defined in Section 407 of the Sarbanes-Oxley Act of 2002 in effect.  The Company will disclose in Form 52-102F2 (Annual Information Form) whether or not it has at least one member who is an audit committee financial expert. In any event the Committee must include at least one member who is “financially sophisticated,” in that he or she has past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the individual’s to the extent practicable, at least one member of the Committee shall qualify as an “audit committee financial expert,” as defined in the Multilateral Instrument 52-110 in effect.  Financial sophistication, including but not limited to being or having been a chief executive officer, chief financial officer or other senior officer with financial oversight responsibilities.  The Ontario Securities Commission’s proposed rules on the conduct of the Committee require that each member of the Committee be financially literate which generally means the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

3.

Specified Responsibilities and Duties.  The Board delegates to the Committee the express authority to:

3.1.

Independent Auditors.

a)

Selection; Fees.  Be solely and directly responsible for recommending to the shareholders the appointment and retention of the independent auditors and, where appropriate, the termination of the independent auditors.  Be solely and directly responsible for the terms of hiring, compensation, evaluation and oversight of the work of the independent auditors (including resolution of disagreements between management and the independent auditors regarding financial reporting) for the purpose  of preparing or issuing an audit report or performing other audit, review or attest services for the Company.  Such independent auditors shall report directly to and be ultimately accountable to the Committee.  The Committee has the ultimate authority to approve all audit engagements to be borne by the Company.

b)

Audit Plan.  Discuss with the independent auditors the overall scope and plan for the audit.  Review, evaluate and approve the annual engagement proposal of the independent auditors.

c)

Pre-Approval of Audit and Non-Audit Services.  Pre-approve all audit services and all non-audit services permitted to be performed by the independent auditors.  The authority to pre-approve non-audit services may be delegated by the Committee to one or more of its members, but such member’s or members’ non-audit service approval decisions must be reported to the full Committee at the next regularly scheduled Committee meeting.

d)

Auditor Independence.

i)

Obtain Written Statement.  At least annually, obtain and review a formal written statement from the independent auditors delineating all relationships between the independent auditors and the Company.

ii)

Engage in Active Dialogue.  Actively engage in a dialogue with the independent auditors with respect to any disclosed relationships or services that may impact the objectivity and independence of the independent auditors and take, or recommend that the Board take appropriate action to oversee the independence of the outside auditors.

e)

Review Problems.  Review with the independent auditors any audit problems or difficulties the independent auditors may have encountered in the course of its audit work, and management’s responses, including:  (i) any restrictions on the scope of activities or access to requested information; and (ii) any significant disagreements with management.

f)

Related Party Transactions.  On an ongoing basis, review all proposed related-party transactions for potential conflict of interest situations and approve (or not approve) such proposals in the Committee’s discretion (“related-party transactions” refers to transactions that would be required to be disclosed pursuant to Canadian rules and regulations such as section 3840 of the Canadian Institute of Chartered Accountants Handbook and applicable SEC rules and regulations such as Regulation S-K, Item 404.

3.2

Financial Reporting.

a)

Annual Financials.  Review and discuss with management and the independent auditors the Company’s annual audited financial statements, (including the Company’s disclosures under “Management’s Discussion and Analysis of Financial Condition and Results of Operations”), prior to the public release of such information.  Discuss with the independent auditors the results of the annual audit, the matters required to be communicated by the independent auditors under professional standards and any other matters the Committee deems appropriate.  Obtain from the independent auditors assurance that the audit was conducted in accordance with auditing standards generally accepted in Canada and applicable securities law.

b)

Quarterly Financials.  Review and discuss with management the Company’s quarterly financial statements (including the Company disclosure under “Management’s Discussion and Analysis of Financial Condition and Results of Operations”), and other matters that the Committee deems material prior to the public release of such information.

c)

Accounting Principles.  Review with management and the independent auditors material accounting principles applied in financial reporting, including any material changes from principles followed in prior years and prior quarters and any items required to be communicated by the independent auditors.

d)

Judgments.  Discuss with management and the independent auditors and obtain reports or other analysis, where deemed appropriate by the Committee, on significant financial reporting issues, estimates and judgments made in connection with the preparation of the Company’s financial statements.

3.3

Financial Reporting Processes.

a)

Internal and External Controls.  In consultation with the independent auditors and the Company’s financial and accounting personnel, review the integrity, adequacy and effectiveness of the Company’s control environment, and the adequacy and effectiveness of the Company’s accounting and financial controls, both internal and external, and elicit any recommendations for the improvement of such internal control procedures or particular areas where new or more detailed controls or procedures are desirable.

b)

Reports from independent auditors.  Obtain and review timely reports from the independent auditors regarding:

i)

All critical accounting policies and practices to be used by the Company;

ii)

All alternative treatments of financial information within GAAP that have been discussed with management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the independent auditors; and

iii)

All other material written communications between the independent auditors and management, including any management letter or schedule of unadjusted differences.

3.4

Legal and Regulatory Compliance.

a)

Annual Report.   Prepare the annual report included in the Company’s proxy statement as required by applicable Canadian securities legislation.

b)

Reports from Others.  Obtain such reports from management, auditors, the general counsel, tax advisors or any regulatory agency as the Committee deems necessary regarding regulatory compliance, transactions with affiliates, and other legal matters that may have a material effect on the Company’s financial statements and the consideration of those matters in preparing the financial statements.

c)

Code of Conduct; Waivers.  Approve and monitor the Company’s compliance with a code of conduct or ethics as required by applicable law or exchange listing standards and covering the conduct and ethical behavior of directors, officers and employees, and approve in advance any amendments to it or waivers of it for directors, executive officers and senior financial officers.

d)

Complaints.  Establish procedures for:

i)

The receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters; and

ii)

The confidential, anonymous submission by Company employees of concerns regarding questionable accounting or auditing matters.

3.5

Annual Evaluation of Charter.

(a) Review and Publication of Charter.  Review and reassess the adequacy of this Charter at least annually and recommend any proposed changes to the Board, as appropriate, and publish this Charter as required by applicable law.

4.

Reports to Board; Meetings, Minutes.

4.1

Executive Sessions.  The Committee shall meet with each of the independent auditors and management in separate executive sessions regularly (with such frequency as it determines) to discuss any matters that the Committee or these groups believe should be discussed privately.

4.2

Other Meetings.  Other meetings will be held with such frequency, and at such times, as its Chairperson, or a majority of the Committee determines, but the Committee shall meet at least quarterly.  Special meetings of the Committee may be called by the Chairperson and will be called promptly upon the request of any two Committee members.  Unless the Committee or the Board adopts other procedures, the provisions of the Company’s Articles applicable to meetings of Board committees will govern meetings of the Committee.

4.3

Minutes.  Minutes of each meeting will be kept and executed copies delivered to the Company’s records and registered office, being the Toronto office location.

5.

 Advisors and Counsel; Reliance; Investigations; Cooperation.

5.1

Retention of Advisors and Counsel.  The Committee has the power, in its sole discretion, to obtain advice and assistance from, and to retain at the Company’s expense, such independent or outside legal counsel, accounting or other advisors and experts as it determines necessary or appropriate funding, determined by it, from the Company.

5.2

Administrative Expenses.  The Committee may determine the level and cost of ordinary administrative expenses necessary or appropriate in carrying out its duties, with such costs to be borne by the Company.

5.3

Reliance Permitted.  The Committee will act in reliance on management, the Company’s independent auditors, advisors and experts, as it deems necessary or appropriate.

5.4

Investigations.  The Committee has the power, in its discretion, to conduct any investigation it deems necessary or appropriate to enable it to carry out its duties.

5.5

Required Participation of Employees.  The Committee shall have unrestricted access to the Company’s employees, independent auditors, internal and outside counsel, and may require any employee of the Company or representative of the Company’s outside counsel or independent auditors to attend meetings of the Committee or to meet with any members of the Committee or representative of the Committee’s counsel, advisors, or experts.

6.

Rules and Procedures.  Except as expressly set forth in this Charter or the Company’s Articles, or as otherwise provided by law or the rules of TSX and AMEX, the Committee shall establish its own rules and procedures.

Composition of the Audit Committee

The Audit Committee for the year ended August 31, 2005, was composed of:  Juliet Jones, Robert Essery and Nelson Thall.  All of which are independent and financially literate as per MI 52-110 requirements that the Audit Committee be composed of a minimum of three members, every member be a director of the Company, every member must be “independent” and “financially literate” (both as defined in MI 52-110).  They met 6 times in the last fiscal year.

Relevant Education and Experience

Juliet Jones – a Certified General Accountant, is currently the Chief Financial Officer of Webtech Wireless Inc., a TSX Venture listed company.  Previously Ms. Jones served in various roles for Peace Arch Entertainment Group Inc. including Chief Financial Officer from 1996 to March 2001 and again from January 2003 to September 2003.  Ms. Jones previously served as a member of the Board of the Vancouver Chapter of Certified General Accountants and served as the chair of the professional development committee.

She has 20 years of accounting experience, 15 years of which were in senior financial roles with public companies.  Ms. Jones has 15 years of experience in the film and television industry.  She has a solid understanding of generally accepted accounting principles and accounting issues specific to the film and television industry, providing her with the ability to assess the application of such accounting principles to accruals, estimates and reserves.  Ms. Jones has prepared and supervised the preparation of financial statements with comparable complexity to the issuer’s financial statements, and as past Chief Financial Officer of the issuer until June 20, 2003, has prepared previous financial statements for the issuer.  Ms. Jones also has hands on experience with managing internal controls and is active in following new accounting pronouncements with respect to the management and compliance with internal control requirements.  Ms. Jones continues to stay current on new accounting and securities developments.

Nelson Thall – was formerly employed with Laventhol & Horwath, Accountants and Clarkson, Gordon as an accountant in training. He was a member of the Audit Committee and is currently a Director of Stan Lee Media (NASDAQ), Imark Corp. (TSX), and Torstar Corporation (TSX).   Mr. Thall studied Intermediate and Advanced Accounting at York University and has also in his career prepared financial statements for a number of corporations associated with public companies.

Robert Essery – Robert Essery has been in business for over 25 years operating a range of private and public sector companies.  As a business manager he has dealt with financial statements and financial reporting to institutions and shareholders.

Reliance on Certain Exemptions

At no time since the commencement of the most recently completed financial year has the Company relied on any of the following exemptions:

a)

The exemption in section 2.4 (De Minimis Non-audit Services)

b)

The exemption in section 3.2 (Initial Public Offerings)

c)

The exemption in section 3.4 (Events Outside Control of Member)

d)

The exemption in section 3.5 (Death, Disability or Resignation of Audit Committee Member), or

e)

An exemption from MI 52-110, in whole or in part, granted under Part 8 (Exemptions)

External Auditor Service Fees (By Category)

a)

Audit Fees

The aggregate fees billed by PricewaterhouseCoopers in each of the last two fiscal years for audit services were $175,973 for the year ended August 31, 2005 and $240,085 for the year ended August 31, 2004.

b)

Audit-Related Fees

The aggregate fees billed in each of the last two fiscal years for assurance and related services by PricewaterhouseCoopers that are reasonably related to the performance of the audit or the review of the Company’s financial statements and are not reported in clause (a) above were $96,033 for the year ended August 31, 2005, and $70,991 for the year ended August 31, 2004.

c)

Tax Fees

The aggregate fees billed in each of the last two fiscal years for professional services rendered by PricewaterhouseCoopers for tax compliance, tax advice, and tax planning and are not reported in clause (a) above were $41,892 for the year ended August 31, 2005, and $77,038 for the year ended August 31, 2004.

d)

All Other Fees

The aggregate fees billed in each of the last two fiscal years for products and services provided by PricewaterhouseCoopers, other than the services reported under clauses (a), (b), and (c) above were $14,925 for the year ended August 31, 2005, and $16,806 for the year ended August 31, 2004 for out of pocket disbursements.

Compensation Committee:  The Compensation Committee for the year ended August 31, 2005 was comprised of Nelson Thall, Juliet Jones and Dan Lyon.  Dan Lyon resigned from the Board effective August 31, 2005 and Drew Craig filled the vacancy on the Compensation Committee in September 2005.  It is the responsibility of the Compensation Committee to administer the compensation policies related to our executive management.  They met 3 times in the last fiscal year.

Executive/Corporate Governance Committee:  The Executive/Corporate Governance Committee for the year ended August 31, 2005 was comprised of Juliet Jones, Richard Watson and Robert Essery who are responsible for ensuring that we adhere to the corporate governance policies of the securities regulatory authorities.  They make recommendations with respect to the composition of the board of directors.  As well, the Committee, working independent of management, reviews strategic proposals including potential mergers, acquisitions and financing scenarios.  They met 3 times in the last fiscal year.

Green-Light Committee:  The Green-Light Committee for fiscal year ended August 31, 2005 was comprised of John Flock, Dan Lyon, Richard Watson, Jeff Sagansky and Kerry McCluggage (Mr. Sagansky and Mr. McCluggage are advisors to the Board).  The Green-Light Committee is responsible for reviewing all projects, ensuring that they are fully funded and ultimately giving authority for them to proceed into production.  They meet intermittently.

The directors and executive officers of the Company as a group beneficially own, directly or indirectly, or exercise control or direction over 8,100,724 Common Shares representing approximately 38.2% of the outstanding Common Shares and 1,847,826 Preferred Shares representing approximately 42.5% of outstanding Preferred Shares of the Company.

ITEM 9.

ESCROWED SECURITIES

Escrowed Securities
Designation of Class	Number of Securities held in Escrow	Percentage of Class
Common(1)	558,689	2.8%

(1)

The escrow agent is Richard Watson in Trust, release pursuant to conversion rights as per an agreement by December 31, 2005.

ITEM 10.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

By press release dated August 1, 2005, the Company announced the completion of a private placement which closed on July 29, 2005.  The private placement consisted of the issue of up to US$2,000,000 in Preference Share Units on an arm’s length private placement basis at a price of US $0.46 per Unit, each Unit consisting of one 10% Series I Preference Share (“Series I Share”) and one warrant to purchase one 10% Series II Preference Share (“Series II Share”) at a price of U.S. $0.50 per share for a period of 48 months from closing.  The Series I Shares and Series II Shares are convertible into common shares, on a share-for-share basis, subject to customary adjustments for anti-dilution, and are non-voting.

As a condition of Closing of the transaction, the Company undertook to call a Special Meeting of Shareholders in order to approve an amendment to the Company’s Corrected Articles of Continuance dated September 1, 2004 (the “2004 Articles”), in order to change the Series I Shares and Series II Shares from non-voting to voting, so that each Series I Share and Series II Share would have the right to vote at all meetings of the shareholders of the Company.  Although the 2004 Articles provide for the creation of a series of voting preference shares, the 2004 Articles contain a contradictory provision stating that preference shares are to be non-voting, creating an ambiguity with respect to the classes and series of shares the Company is authorized to issue.

In order to remove the ambiguity in the 2004 Articles and provide voting rights to the holders of the Series I Shares and Series II Shares, the Special Resolution, attached as Appendix A to the information circular, was adopted.  The articles of amendment (the “2005 Articles”) were filed with the Ministry of Consumer and Business Services (Ontario) that authorize the directors to approve the issuance of an unlimited number of voting and unlimited number of non-voting preference shares in one or more series, with such rights, privileges, restrictions and conditions as the directors may designate.  In addition, the 2005 Articles provide for certain additional changes from the 2004 Articles including the deletion of certain of the contradictory or ambiguous rights, privileges, restrictions and conditions attaching to the preference shares authorized under the 2004 Articles.

Under the Business Corporations Act (Ontario), the amendment to the Company’s articles required that shareholders pass a “special resolution”, which is a resolution passed by a majority of not less than three-fourths (3/4) of the votes cast by those shareholders who, being entitled to do so, vote in person or by proxy at a meeting of the Company where not less than 21 days notice specifying the intention to propose the resolution as a special resolution has been given.

The 2004 Articles of the Company also required that the terms of the Preference Shares and may not be altered, amended or repealed without the approval of a shareholders resolution passed by the votes of the holders of at least 3/4 of the Preference Shares, then outstanding voting separately as a Class, at a meeting specially called for such purpose, in addition to the authorization required to be passed by Special Resolution.  There were no Preference Shares outstanding at the record date of the Special Meeting.  However, after the closing of the private placement there was approximately 4,347,827 Series I Preference Shares issued on the closing of the private placement referred to above.  Following the completion of the private placement, the proposed placees of the Series I Preference Shares agreed to consent in writing to the adoption of the Special Resolution prior to the Meeting and therefore no meeting of the Series I Preference Shareholders was required.

CPC Communications Inc. (“CPC”), owns and controls 6,833,333 Common Shares, representing 32.6% of the outstanding Common Shares, and agreed to enter into a voting/power of attorney agreement on July 29, 2005 with the proposed holders of the Series I Shares, that provided such holders with a voting proxy over 4,347,827 of its Common Shares, representing 20.8% of the outstanding common shares.  The voting agreement provided that holders of CPC’s proxy may vote its shares at their discretion at any meeting of shareholders of the Company duly called, with an undertaking to vote all of the proxied shares in favour of the Special Resolution.  The voting agreement remained in effect until the 2005 Articles were approved and filed with the Ministry of Consumer and Business Services (Ontario).  The family of Mr. Gary Howsam owns and controls CPC.  Neither CPC, Mr. Howsam nor his family received any remuneration or other benefit in consideration of entering into the voting agreement.

The Directors determined that the adoption of the 2005 Articles was in the best interests of the Company and was required in order meet contractual obligations to the holders of Series I shares as part of the private placement, and the absence of ambiguity in the 2005 Articles now provide the Company with greater flexibility should it wish to raise additional equity.  The directors approved the 2005 Articles on July 13, 2005, subject to shareholder and stock exchange approval.

The amendment to the articles was adopted when the shareholders approved the Special Resolution, and by the filing of articles of amendment with the Director, Corporations Branch, Ministry of Consumer and Business Services (Ontario).  This took place on August 24, 2005.

One of the placees of the Series I Preference Shares is Drew Craig, a Director and Chairman of the Board.  His portion of the placement consists of 1,847,826 Preferred Share Units.

ITEM 11.

TRANSFER AGENT AND REGISTRAR

The Registrar and Transfer Agent for the Common Shares of the Company is CIBC Mellon Trust Company, 320 Bay Street, P.O. Box 1, Toronto, Ontario, M5H 4A6.

ITEM 12.

ADDITIONAL INFORMATION

Additional information relating to the Company may be found on SEDAR at www.sedar.com.

Additional financial information is provided in the Company’s consolidated financial statements and MD&A for its 2005 fiscal year.

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of Peace Arch Entertainment Group Inc.’s securities, options to purchase securities and interests of insiders in material transaction, where applicable, is contained in the Information Circular.

Additional financial information is provided in the Company’s consolidated financial statements for its 2005 fiscal year.

The Company, upon request to the secretary of the Company at 407-124 Merton Street, Toronto, Ontario, M4S 2Z2, will provide to any person or company one copy of this Annual Information Form, together with one copy of the consolidated financial statements and of any interim financial statements, one copy of the information circular or any filing prepared instead of that information circular provided that the Company may require the payment of a reasonable charge if the request is made by a person or company who is not a security-holder of the Company.